KRAMER LEVIN NAFTALIS & FRANKEL LLP
Abbe L. Dienstag Phone 212-715-9280 Fax 212-715-8280 adienstag@KRAMERLEVIN.com

May 25, 2012

Via E-mail and EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549

Attn: Perry J. Hindin, Esq., Special Counsel

Re:	Qualstar Corporation
Preliminary Proxy Statement on Schedule 14A
Filed May 17, 2012 by BKF Capital Group, Inc.
File No. 000-30083

Dear Mr. Hindin:

    On behalf of our client, BKF Capital Group, Inc., we provide BKF’s responses to the comments of the Staff of the Office of Mergers and Acquisitions, Division of Corporation Finance of the Securities and Exchange Commission in its letters to Greg Heller of BKF, dated May 24, 2012 and May 25, 2012, with respect to BKF’s Preliminary Proxy Statement filed with the Commission on May 17, 2012 in connection with a special meeting of the stockholders of Qualstar Corporation.

    This letter sets forth BKF’s responses to the staff’s comments.  For your convenience, the staff’s comments contained in the comment letters have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the comment letters.

    Please note that BKF is filing today via EDGAR its revised preliminary proxy statement with respect to its solicitation of proxies.

Document Number: 27503561177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000

990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800

47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01

www.kramerlevin.com

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
Division of Corporation Finance
May 25, 2012

Comment Letter dated May 24, 2012

General

1.
Please confirm that the filing persons will post the proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16.

In response to the Staff’s comment, the preliminary proxy material has been revised to indicate that the proxy materials will be posted to BKF’s Internet Web site at www.bkfcapital.com.

2.	Please revise to state that the proxy statement and form of proxy are “preliminary copies.” Refer to Rule 14a-6(e)(1).

The preliminary proxy statement and form of proxy have been revised in response to the Staff’s comment.

3.
We note your statement that Qualstar’s current board “has not taken the steps necessary to preserve and enhance shareholder value.” Please describe the specific changes that the current board has failed to take and how you believe such changes would have enhanced shareholder value.

The preliminary proxy statement has been revised in response to the Staff’s comment.

Background of the Solicitation, page 1

4.	Please disclose the three actions that you suggested the board consider in your letter dated February 15, 2012.

The preliminary proxy statement has been revised in response to the Staff’s comment.

5.	We refer to the last paragraph of this section. Please expand the disclosure to provide more detail of your conversations with the company following your demand for the Special Meeting.

The preliminary proxy statement has been revised to provide expanded disclosure in response to the Staff’s comment.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
Division of Corporation Finance
May 25, 2012

Proposal Number One, page 3

6.
We note that your proposal and proxy card ask shareholders to vote for, against or abstain with respect to your proposal to remove all five current directors. It is the staff’s view that, consistent with Exchange Act Rule 14a-4(b), a form of proxy or consent containing a proposal to remove the entire board of directors must provide shareholders with the means to withhold authority for the removal of each individual director. Please revise the description of the proposal, and your proxy card, to clarify that shareholders may vote for, against or abstain with respect to each individual director. Please also provide disclosure addressing which of, and in what order, BKF Capital Group’s nominees will fill vacancies to the extent that shareholders vote to remove less than all of the Company’s directors serving at the time of the Special Meeting.

BKF acknowledges the Staff’s comment, but respectfully submits that BKF cannot comply.  Qualstar is a California corporation.  Section 303(a) of the California Corporations Code provides in relevant part—

Any or all of the directors may be removed without cause if the removal is approved  by the outstanding shares (Section 152), subject to the following:

(1)  Except for a corporation to which paragraph (3) is applicable, no director may be removed (unless the entire board is removed) when the votes cast against removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of the director’s most recent election were then being elected.1

1
Article II, Section 8 of Qualstar’s Bylaws, eliminates cumulative voting in the election of directors, as permitted under Section 301.5(a) of the California Corporations Code, and therefore shareholders will not have the right to cumulate their votes for election of directors at the Special Meeting. However, according to California counsel, the elimination of cumulative voting in the election of directors is apparently not effective to eliminate the application of cumulative voting to the removal of directors under Section 303(a), as discussed in text. In this regard, California law is different from Section 141(k) of the Delaware General Corporation Law (as well as the Revised Model Business Corporation Act), which also applies a cumulative voting standard to the removal of individual directors, but only if cumulative voting is also authorized in the election of directors.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
Division of Corporation Finance
May 25, 2012

BKF has been advised by Reed Smith, its California counsel, that pursuant to Section 303(a), unless the entire board is removed, an “Against” vote cast by only 14.29% (1/7) of the outstanding shares would be sufficient to defeat removal of a director, based on the six directors authorized at the most recent annual meeting.  According to the Company’s preliminary proxy statement, the current Board and management (including Mr. William Gervais who will be retiring on June 15th) hold 29% of the outstanding shares, and they are committed to vote against removal.  If 14.29% (1/7) of the shares could block removal, it would be mathematically impossible for BKF’s removal proposal to succeed against any individual director.  BKF must therefore obtain the removal of the board as an entirety, which allows removal with a vote of just over 50% of the outstanding shares.  BKF has added disclosure to the preliminary proxy statement setting forth the application of California law with respect to this matter.

Proposal Number Three, page 4

7.
We note that Proposal 3 provides shareholders a means to vote against the filing persons’ nominees or abstain, as opposed to the means to withhold a vote, as is required by Exchange Act Rule 14a-4(b)(2). Please revise. Alternatively, if you believe that Instruction 2 to Rule 14a-4(b)(2) applies, please so indicate in your response letter and provide a discussion of applicable state law. As Instruction 2 does not pertain to the “abstain” option, please remove such choice from the card.

BKF’s California counsel advises that it is appropriate to provide for a choice of voting “Against” the BKF nominees at the Special Meeting.  California counsel notes the following in this regard.  While the election of directors to a new term of office at annual meetings typically requires only a plurality vote of the shareholders, under Article III, Section 4 of BKF’s Bylaws, a majority of votes represented at a meeting is required to fill a vacancy.  With the standard for election in this instance being a majority rather than a plurality of the votes, the proper voting choices should be “For,” “Against” and “Withhold.”

In response to the Staff’s comment, the choice of “Abstain” has been changed to “Withhold” on the form of proxy.

8.
We note your statement that BKF reserves the right to nominate substitute nominees and, in such case, the proxy holders will vote shares represented by the proxies for such substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. Please also confirm that should BKF nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Item 5(b) and 7 of Schedule 14A with respect to such nominees.

The preliminary proxy statement and form of proxy have been revised to remove references to the nomination of substitute nominees.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
Division of Corporation Finance
May 25, 2012

Solicitation of Proxies, page 6

9.
Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under cover of Schedule 14A on the date of first use. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

BKF confirms its understanding that all written soliciting materials to be used in soliciting proxies must be filed under cover of Schedule 14A on the date of first use.

Other Matters, page 7

10.
The filing persons refer shareholders to information that it is required to provide that will be contained in the Company’s proxy statement. We presume that the filing persons are relying upon Exchange Act Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if the filing persons determine to disseminate the proxy statement prior to the distribution of the Company’s proxy statement, they must undertake to provide the omitted information to security holders. Please advise as to the filing persons’ intent in this regard.

BKF does not intend to await the dissemination of Qualstar’s proxy statement before disseminating its own proxy materials.  Accordingly, BKF undertakes to notify security holders of the availability of the omitted information by filing additional solicitation materials as DFAN14A which refer security holders to Qualstar’s definitive proxy statement.

Comment Letter dated May 25, 2012

General

1.
We note BKF Capital’s disclosure on page 7 of its Annual Report on Form 10-K for the year ended December 31, 2011 that its investment strategy may subject it to regulation as an investment company under the Investment Company Act of 1940. We also note that if BKF Capital is deemed to be an investment company then it may be forced to divest its investments or become subject to other restrictions on its investments. Please advise what consideration BKF Capital gave to providing disclosure in its preliminary proxy statement regarding the risks to Qualstar and its shareholders if BKF Capital is deemed an investment company under the Investment Company Act. In addition, please explain to us why you believe your operations are exempt from regulation under the Investment Company Act.

While acknowledging the risk factor included in its 2011 Annual Report on Form 10-K in this regard (page 7), BKF respectfully submits that it does not fall within the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act of 1940.  BKF is not engaged, nor does it propose to be engaged, primarily in the business of investing, reinvesting or trading insecurities.  It is actively pursuing the acquisition of a controlling or wholly-owning position in an operating company, in the small cap space, that is not an investment company, consistent with the disclosure in Part I, Item 1 of its Form 10-K (see page 3).  BKF notes that as recently as April 2012, it was party to a letter of intent to acquire such a company, although negotiations have since broken off.

BKF also believes that it does not come within the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act, since it does not own investment securities having a total value exceeding 40% of its total assets.  In this regard, BKF notes that the total value as of the date hereof of the investment securities that it holds is $4,334,697  This  compares with total asset value at March 31, 2012 of $11,694,000, a number that has not materially changed since the end of the prior quarter.  Accordingly, investment assets as a percentage of total assets is approximately 37%.1

BKF further believes that Qualstar and its shareholders are not subject to the risk of BKF’s being deemed an investment company and believes that disclosure to this effect is not appropriate in its preliminary proxy materials.  As the basis for this belief, BKF notes primarily its belief that it is not subject to regulation under the Investment Company Act.  Moreover, if BKF were successful in electing its directors and for some reason it were required to divest its investment in Qualstar, or become subject to restrictions on this investment, shareholders will still have elected a board of directors that BKF believes is highly qualified, based on their backgrounds and professional experiences, to turn around the Company’s financial fortunes and return it to profitability.

1
Currently, BKF’s non-investment security assets consist of the shares of its wholly-owned subsidiary BKF Management, Inc.  The assets of BKF Management consist of cash and cash equivalents, substantially all of which have been held at BKF Management since at least October 2008, when Mr. Steven Bronson acquired control of BKF and before BKF acquired its investment securities portfolio.  This cash and cash equivalents are held at BKF Management both for historical reasons, and because the structure reduces the franchise taxes that BKF is required to pay to the State of Delaware.

*        *        *

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
Division of Corporation Finance
May 25, 2012

    If you have any questions or comments regarding the responses set forth herein, please call me at (212) 715-9280.

Very truly yours,

/s/ Abbe L. Dienstag

Abbe L. Dienstag

cc:	Steven N. Bronson Greg Heller